EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,		December 31,		December 31,		December 31,		December 29,
(In thousands)	2006		2005		2004		2003		2002

Earnings (loss) before income taxes	$233,442		$175,860		$127,830		$47,745		$(2,210)
Add:
Interest on indebtedness	29,227		36,234		34,227		39,324		43,774
Amortization of debt expense	704		939		1,098		1,741		1,542
Portion of rents representative of the interest factor	7,735		7,392		7,089		7,807		8,859
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(61)		(631)		(1,055)		(1,777)		160

Earnings (as defined)	$271,047		$219,794		$169,189		$94,840		$52,125	(a)

Fixed charges:
Interest on indebtedness	29,227		36,234		34,227		39,324		43,774
Amortization of debt expense	704		939		1,098		1,741		1,542
Portion of rents representative of the interest factor	7,735		7,392		7,089		7,807		8,859

Total fixed charges	$37,666		$44,565		$42,414		$48,872		$54,175

Ratio of earnings to fixed charges	7.2	x	4.9	x	4.0	x	1.9	x	1.0	x(a)

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.